UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 October 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony publishes its suite of reports for the financial year ended 2014, which includes its notice of the annual general meeting

Johannesburg: Thursday, 23 October 2014: Harmony Gold Mining Company Limited ('Harmony') is pleased to announce that it published its suite of reports today for the financial year ended 30 June 2014 (FY14). These reports include:

1   the Integrated Report for the financial year 2014 – available on the company's website at http://www.harmony.co.za/investors/reporting/annual-reports;

2   Harmony's Report to Shareholders, which includes the company's notice of its annual general meeting and abridged annual financial statements. This report was posted to shareholders today and is available at http://www.harmony.co.za/investors/reporting/annual-reports

3   The Form 20F – Harmony's annual filing submitted to the United States Securities and Exchange Commission – available after 5pm SA time today on the company's website at http://www.harmony.co.za/investors/reporting/20f

Our Integrated Report tells the Harmony story – about the company, its people and assets, and how they contribute to our success. We share with you information about our operating context, our strategy, the risks and opportunities we face, our targets, and how we have performed and intend to perform against these.

Harmony's Integrated Report includes its audited annual financial statements for the 12 months ended 30 June 2014. These audited results contain no modifications to the financial results published on 14 August 2014, save for the three line items disclosed below. A full abridged report will not be published.

The annual financial statements include the following three reclassifications between the operating and investing activities categories on the cash flow statements:

i)   Interest and dividends received (operating activities) and Increase in restricted investments (investing activities) increased by R7 million in the 2014 year

ii) Cash generated by operations (operating activities) and other investing activities (investing activities) decreased by R10 million in the 2014 year

Issued by Harmony Gold Mining Company Limited

23 October 2014

For more details contact:

Henrika Ninham
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

iii) Cash generated by operations (operating activities) and net additions to property, plant and equipment (investing activities) increased by R133 million in the 2014 year and R312 million in the 2013 year. These changes relate to the adoption of IFRIC 20 Stripping Activities during the Production Phase of a Surface Mine.

The restatements had a net zero effect on the cash flow statement and had no impact on the income statement, statement of comprehensive income and the balance sheet.

PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report is available for inspection at the registered office of the Company.

The annual general meeting of the company will be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa, on Friday, 21 November 2014, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director